SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant's name in English)

Av. Conde da Boa Vista, 800 – 2nd Floor
Recife, Pernambuco
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Minutes of the Board of Directors Meeting

On the fourteenth day of the month of December 2001, at 03:00 p.m., members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S/A, met at the head offices of TIM BRASIL, in the City of Rio de Janeiro, Avenida Chile, 500, 25th floor. Present were members of the Board of Directors, **Gianni Grisendi and Luiz Henrique Fraga.** The absence of Mr. Elis Bontempelli was justified. Decisions: **1 – Payment of Interest on Shareholders' Capital:** The Board of Directors approved the payment of interest on Tele Nordeste Celular Participações S.A.'s own capital, according to the laws in effect, which will be imputed to the dividends that will be approved in the Annual Shareholders' Meeting. Having nothing further to be discussed, the meeting was closed and these minutes were drawn up which, after having been read and approved, were signed by the members of the Board of Directors.

Rio de Janeiro, December 14, 2001

Gianni Grisendi **Member of the Board of Directors**	**Luiz Henrique Fraga** **Member of the Board of Directors**

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

CNJP No. 02.558.156/001-18

NIRE No. 26.3.0001109-3

Minutes of the Board of Directors Meeting

On the thirty-first (31st) day of the month of January 2002, at 10:00 a.m. members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S/A, held a meeting at the head offices of TIM Brasil, in the City of Rio de Janeiro, – RJ, at Av. República do Chile, 500, 25th floor, with the presence of the President of the Company, Mr. Sergio Bertoletti, the Financial Director, Mr. Walmir Kesseli, and of the Secretary of the Board of Directors, Ms. Lara Ribeiro Piau. Decisions: **1- Business Plan 2002:** After the clarifications provided by the members of the Executive Board, the Board of Directors, in accordance with Article 22, "i", of the Company's Bylaws, approved the Business Plan for 2002, pursuant to the terms included in the attached document. **2- Collective Labor Agreement 2001/2002:** The Board of Directors approved the Executive Board's proposal, as foreseen in Article 22, item XXI of the Company's, and ratifies all other acts already practiced regarding the Collective Labor Agreement for the fiscal year 2001/2002. **3 – Supplementary Pension Plan Policy** Taking into consideration the provisions of Article 22, item XXI of the Company's Bylaws, the Board of Directors approved the Supplementary Pension Plan Policy for the Company and its subsidiaries and authorized the Executive Board to take all measures necessary for its implementation. Having nothing further to be discussed, the session was closed and these minutes were drawn up which, after having been read and approved, were signed by the Members of the Board of Directors.

Rio de Janeiro, January 31, 2002.

Elis Bontempelli
Chairman

Gianni Grisendi
Member of the Board of Directors

Luiz Henrique Fraga
Member of the Board of Directors

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

CNPJ No. 02.558.158/0001-18
NIRE 26.3.0001109-3

Minutes of the Board of Directors' Meeting

On the twenty-eighth (28th) day of the month of February of 2002, at 11:00 a.m., members of the Board of Directors of Tele Nordeste Celular Participação S.A., met at the head offices of TIM São Paulo, in the City of São Paulo, at Av. Giovanni Gronchi, 7143. Present were the Chairman of the Board, Mr. Elis Bontempelli and Members of the Board of Directors, Gianni Grisendi and Luiz Henrique Fraga. Decisions: **1- Financial Statements for Fiscal Year 2001 and Management Report:** After analyzing the Management Report and financial statements for the fiscal year ended December 31, 2001, including the consolidated statements, with the explanatory notes from the Independent Auditors, the Board of Directors decided to approve the above-mentioned documents and determined that they should be forwarded to the Annual Shareholders' Meeting of the Company. The Board of Directors registers that despite the international scenario, the Company's results were very good. Furthermore, the Board congratulated the Executive Board for its work and commitment. **2- Management's Proposal for Allocating 2001 profits:** The Director and President of the Company Mr. Sergio Bartoletti, together with the Financial Director, Mr. Walmir Kesseli, made the necessary clarifications, and based on the financial statements, the Board of Directors approved the Executive Board's proposal for the Allocation of Profits, to be approved by the Annual Shareholders' Meeting. **3- Capital Budget Proposal:** In view of the investment program for the year 2002, submitted by the Executive Board, the Board of Directors approved the Capital Budget proposal for 2002, under the terms of Article 196 of Law No. 6404/76, however, it recommended that the proposal be submitted to the Annual Shareholders' Meeting. **4- Capitalization of Tax Benefits Proposal:** Since tax benefits were generated during fiscal year 2001, by means of the goodwill amortization paid during the privatization auction, in the amount of R$ 23,550,639.15 (twenty-three million, five hundred and fifty thousand, six hundred and thirty-nine reais and fifteen cents), the Board of Directors approved the Executive Board's proposal to capitalize said benefits, and consequently increase the Company's capital to R$ 209,604,545.68 (two hundred and nine million, six hundred and four thousand and five hundred and forty-five reais and sixty-eight cents). However, it recommended that this matter be submitted to the Annual Shareholders' Meeting. **5- Capital Increase Proposal, with no shares issued:** Considering the terms of Article 199 of Law No. 6404/76, the Board of Directors approved Management's proposal for the part of the balance of retained earnings account at the end of the year 2001, in the amount of R$ 78,838,002.94 (seventy-eight million, eight hundred and thirty-eight thousand and two reais and ninety-four cents) be allocated for a capital increase, without issuing shares, increasing the Company's capital to R$ 288,442,548.62 (two hundred and eighty-eight million, four hundred and forty-two thousand, five hundred and forty-eight reais and sixty-two cents). This transaction shall be decided on at the Annual Shareholders' Meeting. **6- Annual and Special Shareholders' Meetings:** Due to the items above, the Board of Directors requested that the Annual Shareholders Meeting be called within its legal term, and the Special Shareholders' Meeting at the best opportunity. The Chairman of the Board of Directors should consubstantiate the call notice. **Audit Committee:** According to Article 163, Paragraph 3 of Law No. 6404/76, the members of the Audit Committee were present at the Board of Directors Meeting. Having nothing further to be discussed, the meeting was closed and these minutes were drawn up which, after having been read and approved, were signed by the members of the Board of Directors.

São Paulo, February 28, 2002.

Elis Bontempelli
Chairman
of the Board of Directors

Gianni Grisendi
Member
of the Board of Directors

Luiz Henrique Fraga
Member
of the Board of Directors

Pedro Augusto Nardelli Pinto
Member of the
Audit Committee

Rita de Cássia Gominho Ferraz
Member of the
Audit Committee

José Doroteu Fabro
Member of the
Audit Committee

Milanez Silva de Souza
Member of the
Audit Committee

MINUTES OF THE GENERAL SHAREHOLDERS' MEETING OF TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. HELD ON APRIL 04, 2002

(Written in summary form, according to the provisions of Article 130, Paragraph 1 of Law No. 6.404/76 and Article 16, Paragraph 1 of the Company's Bylaws)

Corporate Taxpayer I.D.(CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Authorized Capital	9,000,000,000 shares
Subscribed Capital	R$ 186,053,906.53
Paid in Capital	R$ 186,053,906.53

<u>I – DATE, TIME AND PLACE:</u> General Shareholders' Meeting held at 5:00 p.m. on April 4, 2002, at the Company's head offices located at Av. Conde da Boa Vista, 800, 2° andar, Boa Vista, Recife/PE.
<u>II – NOTICE OF SHAREHOLDERS' MEETING:</u> Published in the March 14, 15 and 18, 2002 editions of the *O Valor Econômico* and *Diário de Pernambuco* newspapers (pages C-5, C-3 and C-3 – *O Valor Econômico*; pages. 07, C-7 and 06 – *Diário de Pernambuco*), and the March 14, 15 and 16, 2002 editions of *Diário Oficial do Estado* newspaper, (pages 14, 19 and 11, respectively), copies of which are on the table.
<u>III – QUORUM FOR THE MEETING:</u> Present at the meeting were the shareholders representing more than 2/3 (two thirds) of the voting capital, as per the records and signatures contained in the Shareholder Attendance Book, all duly identified according to provisions of the Summons Notice; Mr. Sergio Bartoletti, President and Director of the company; Mr. Walmir Urbano Kesseli, Financial and Investor Relations Director; Mrs. Rita de Cássia Gominho Ferraz, Member of the Audit Committee; and Mr. Aurivaldo Coimbra de Oliveira, representative from Ernst & Young Auditores Independentes.
<u>IV – CHAIRMAN AND SECRETARY:</u> Elected by those present, according to Article 15 of the Bylaws, were Mr. Sérgio Bartoletti, as Chairman of the Meeting, and Ms. Fabiola Maria da Cruz de Almeida, as Secretary.
<u>V – AGENDA:</u> **V.1.** examine, discuss and vote on the financial statements for the fiscal year 2001; **V.2.** Decide on the distribution of the net income for the year, payment of interest on shareholders' equity and the distribution of dividends; **V.3** elect members of the Audit Committee; and **V.4** establish the global remuneration of Company Administrators.
<u>VI – RESOLUTIONS/DECISIONS</u>: VI.1. By unanimous decision of the shareholders present with voting rights, except for the President-Director and Financial Director, who abstained from voting, the accounts presented by the Administrators were approved, as well as the Company's financial statements referent to the year ended December 31, 2001. **VI.2.** Approved by unanimous decision of the shareholders present with voting rights, except for the President-Director and Financial Director, who abstained from voting, was the proposal for allocating the net income for the year 2001, payment over shareholders' equity and the distribution of dividends, pursuant to the following terms: The net income for the fiscal year ended 12/31/2001, in the amount of R$ 65,529,997.29 (sixty five million, five hundred and twenty nine thousand, nine hundred and ninety seven reais and twenty nine cents) will be allocated as follows: 1) <u>Legal Reserve</u>: in accordance with legislation in effect: R$ 3,276,499.86 (three million, two hundred and seventy six thousand, four hundred and ninety nine reais and eighty six cents), equivalent to 5% of the net income for the year. 2) <u>Realization of the profit reserves</u>: full realization of the profit reserve in the amount of R$ 69,995,197.90 (sixty nine million, nine

hundred and ninety five thousand, one hundred and ninety seven reais and ninety cents); 3) Special Reserve of Dividends Payable: full realization of the profit reserve, the calculation base for dividends amounting to R$ 132,248,695.33 (one hundred and thirty two million, two hundred and forty eight thousand, six hundred and ninety five reais and thirty three cents). In calculating the percentage corresponding to the minimum compulsory dividend of 25%, the total dividends would be R$ 33,062,173.83 (thirty three million, sixty two thousand, one hundred and seventy two reais and eighty three cents). Due to the Company's cash flow situation, if we total the dividends and interest on shareholders' equity of its operating companies, the Company does not possess sufficient funds to proceed with the payment of dividends at the moment. As such, it is hereby approved the proposal for creating a special reserve of dividends payable, corresponding to the value that exceeds the dividends and interest on shareholders' equity received by the company, in the amount of R$ 14,824,002.36 (fourteen million, eight hundred and twenty four thousand, two reais and thirty six cents). 4) Interest on shareholders' equity: Pursuant to the Notice to Shareholders, dated December 6, 2001 and published in *the O Valor Econômico* and *Diário de Pernambuco* newspapers on December 10, 2001: Interest on Shareholders' Equity (JSCP) gross total amounts to R$ 8,000,000.00 (eight million reais), whereby R$ 1,200,000.00 (one million, two hundred thousand reais) referent to income taxes (IR) of 15%, resulting in a total net interest on shareholder's equity in the amount of R$ 6,800,000.00 (six million, eight hundred thousand reais). According to the terms of article 9, paragraph 7 of Law No. 9.249/95, the interest distributed will be integrally imputed to dividends, being price level restated based on the variation of the Referential Rate (TR) until the day such funds are made available to the shareholders. 3) Complementary Dividends: In order to add up the compulsory percentage of 25% of net income for the year, less the legal reserve(5%), and comply with the provisions of the Bylaws, relative to the minimum compulsory dividend for preferred shares, we have a total complementary dividend in the amount of R$ 11.438.171,47 (eleven million, four hundred and thirty eight thousand, one hundred and seventy one reais and forty seven cents). The complementary dividends will also be price level restated based on the variation of the Referential Rate (TR) until the day said dividends are made available to the Shareholders. As such, the total dividend distribution, already considering the interest on shareholders' equity (JSCP) imputed, amounts to R$ 18,238,171.47 (eighteen million, two hundred and thirty eight thousand, one hundred and seventy one reais and forty seven cents). The interest on shareholders' equity and the complementary dividends will be made available to the shareholders 60 (sixty) days after this date. **VI.3.** To form the Company's Audit, in accordance with article 161, paragraph 4, item "a" of Law No. 6.404/76, in a separate voting by the preferred shareholders with the controlling shareholder having abstained from same, the following members were elected: as effective member, Mr. **Manoel Gimenes Ruy**, Brazilian, married, degree in literature and philosophy, bearer of Identity Card (RG) No. 5.284.461, SSP/SP, Individual Taxpayer I.D. (CPF) No. 382.476.828-34, residing and domiciled in the city of Brasília, Distrito Federal, at SHIN QI 16, conj. 4, casa 10, Lago Norte, and, as substitute, Mr. **Evandro Ayres de Moura**, Brazilian, married, attorney, OAB/CE registration No. 646, Individual Taxpayer I.D. (CPF) No. 000.079.603-44, residing and domiciled in the city of Fortaleza, state of Ceará, at Rua Coronel Linhares, 250, apt. 900, Meireles. By the minority shareholders who, as a group, detain more than 10% of the voting stock, the controlling shareholders having abstained from voting, elected effective member, Mr. **Isaac Selim Sutton**, Brazilian, married, economist, bearer of Identity Card (RG) No. 7.386.118-2, Individual Taxpayer I.D. (CPF) No. 047.010.738-30, residing and domiciled in the city of São Paulo, state of São Paulo, with business offices at Av. Paulista, 2166, 5th floor, and, as substitute, Mr. **Marcelo Santos Barbosa,** Brazilian, single, attorney, OAB/RJ registration No. 84.406, Individual Taxpayer I.D. (CPF) No. 021.751.457-00, residing and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business offices at Av. Presidente Wilson, 231, 18th floor. Following this, the controlling shareholder elected, as effective members: 1. **José Doroteu Fabro,** Brazilian, married, Business Administrator, bearer of Identity Card (RG) No. 1.192.742-4, SSP/PR, Individual Taxpayer I.D. (CPF) No. 277.430.719-87, residing and domiciled in the city of Curitiba, state of Paraná, with business offices at Rua Comendador Araújo, 299, 4th floor, Centro; 2. **Paulo Roberto Cruz Cozza**, Brazilian, married, accountant, bearer of Identity Card (RG) No. 11.366.604, SSP/SP, Individual Taxpayer I.D. (CPF) No. 027.524.328-10, residing and domiciled in the city of Curitiba, state of Paraná, with business offices at Rua Comendador Araújo, 299, 4th floor, Centro; 3. **Antônio Sidnei dos Santos,** Brazilian, married, Business Administrator, bearer of Identity Card (RG) No. 3.377.310-5, SSP/SP, Individual Taxpayer I.D. (CPF) No. 048.068.918-00, residing and domiciled in the city of Rio de Janeiro, state of Rio de Janeiro, with business offices at Av. República do Chile, 500, 25th floor; and, as substitute members, respectively, Messrs.: 1. **Joana Dark Fonseca Serafim**, Brazilian, single, economist, bearer of Identity Card (RG) No. 3.164.206-0, SSP/PR, Individual Taxpayer I.D. (CPF) No. 479.148.749-49, residing and domiciled in the city of Curitiba, state of Paraná, with business offices at Rua Comendador Araújo, 299, 5th floor, Centro; 2. **Luiz Alberto dos Santos,** Brazilian, married, Business Administrator, bearer of Identity Card (RG) No. 3.092.263-8, Individual Taxpayer I.D. (CPF) No. 410.637.839-68, residing and domiciled in the city of Curitiba, state of Paraná, with business offices at Rua Comendador Araújo, 299, 4th floor, Centro. 3. **Manoel Barbosa da Silva Souza**, Brazilian, married, attorney, bearer of Identity Card (RG) No. 98.556, SSP/AL, OAB/AL registration No. 2180, Individual Taxpayer I.D. (CPF) No. 003.196.784-15, residing and domiciled in the city of Maceió, state of Alagoas, CD Aldebaran, omega 16, quadra G, Tabuleiro, CEP 57.080-900. All Audit Committee members elected will serve a term until the next General Shareholders Meeting. **VI.4.** The proposal presented for the global remuneration of Company Administrators in the maximum amount of R$ 1,404,000.00 (one million, four hundred and four thousand reais) is approved in its entirety, whereby the monthly remuneration of Board of Administration members and Audit committee members is established at, regardless of the number of meetings held, at 10% (ten percent) of the arithmetic mean relative to the remuneration effectively received by Board of Director members in each month, not including benefits, representation allowances and participation in profits.

VII – CLOSING: Having nothing else to be discussed, the session was closed and these minutes were drawn up, which after being read and approved were signed by the Chairman and the Secretary, by the representative of the majority shareholder and by the representatives of the minority shareholders of preferred and common stock, having also being initialed by the member of the Audit Committee and representative of the External Auditing firm.

Recife, April 4, 2002.

Chairman
Sergio Bartoletti

Secretary
Fabíola Maria da Cruz de Almeida

p.p. BITEL PARTICIPAÇÕES S.A.
Lara Cristina Ribeiro Piau

MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING OF TELE NORDESTE PARTICIPAÇÕES S.A. HELD ON APRIL 04, 2002

Written in a summary form, according to provisions of Law 6404/76, Article 230, Paragraph 1, and the Bylaws of the Company, Article 16, Paragraph 1

Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Authorized Capital	9,000,000,000 shares
Subscribed Capital	R$ 186,053,906.53
Paid In Capital	R$ 186,053,906.53

I – DATE, HOUR AND PLACE: The Special Shareholders' Meeting was held on April 04, 2002, at 05:30 p.m., at the Company's head offices at Av. Conde da Boa Vista no. 800, 2nd floor, Boa Vista, Recife, State of Pernambuco.
II – NOTICE OF SHAREHOLDERS' MEETING: Notices published in the newspapers "O Valor Econômico" and "Diário de Pernambuco", in their March 14, 15 and 18, 2002 editions (pages C-5, C-3 and C-3 – "O Valor Econômico; pages 07 – C-7 and 06 – "Diário de Pernambuco", and in the Official Gazette of the Union, in its March 14, 15 and 16 editions (pages 14, 19 and 11, respectively), copies of which are at the table.
III – QUORUM FOR THE MEETING: Present at the Special Shareholders' Meeting were shareholders representing more than 2/3 (two thirds) of the capital with voting rights, all duly identified according to the records and signatures in the Shareholder Attendance Book, all duly identified according to the Notice of Meeting; Mr. Sergio Bartoletti, Director and President of the Company; Mr. Walmir Urbano Kesseli, Financial and Investor Relations Director; Ms. Rita Cássia Gominho Ferraz, Member of the Audit Committee; and Mr. Aurivaldo Coimbra de Oliveira, representative of Ernst & Young Auditores Independentes.
IV – CHAIRMAN AND SECRETARY: Elected by those present, according to Article 15 of the Bylaws, were Mr. Sergio Bartoletti, as Chairman of the Meeting, and Ms. Fabíola Maria da Cruz de Almeida, as Secretary.
V – AGENDA: **V.1.** Capital increase proposal, without issuing shares, according to Article 199 of Law No. 6404/76, in the amount of R$ 78,839,002.94 (seventy-eight million, eight hundred and thirty-nine thousand and two reais and ninety-four cents); **V.2.** Capital budget proposal under the terms of Article 196 of Law No. 6404; **V.3.** Proposal to capitalize the credit held by Bitel Participações S.A. against the Company, resulting from capitalization of tax benefits determined in the carriers Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpe Celular S.A. and Telasa Celular S.A. which, in turn, resulted from the amortization of the goodwill incorporated due to partial spin-off of the Company, as permitted by the CVM Instruction No. 319/99, Article 7, Paragraph 1, and according to provisions of the Protocol of Partial Spin-Off of the Company – Clause 8, according to the following conditions: (i) total amount of the capital increase R$ 23,550,639.15 (twenty-three million, five hundred and fifty thousand, six hundred and thirty-nine reais and fifteen cents); (ii) type of shares: common and preferred shares; iii) price of issue: to be defined according to the average of the quotes at closing during the last ten trading days, before the day the now called Shareholders' Meeting is held; (iv) preemptive rights: thirty days from the date the Notice to Shareholders is published, in the proportion of the number of shares held on the date of the Shareholders' Meeting now called; (v) dividends: the shares will be issued with the right to total dividends in relation to the fiscal year 2002; and **V.4** definition of the newspaper to publish the decisions of the corporate acts of the company, as provided in Article 289, Paragraph 3 of Law No. 6404/76,.
VI – RESOLUTIONS/DECISIONS: **VI.1.** The Shareholders' Meeting, by the unanimous vote of its shareholders with voting rights, approved the capital increase with no shares issued,

according to the terms of Article 199 of Law No. 6404/76, in the amount of R$ 78,839,002.94 (seventy-eight million, eight hundred and thirty-nine thousand and two reais and ninety-four cents); **VI.2.** The Capital Budget Proposal is considered approved, as provided in Article 196 of Law No. 6505/99, in the amount of R$ 87,920,733.00 (eighty-seven million, nine hundred and twenty thousand and seven hundred and thirty-three reais), having as sources the retention of part of taxable income for the fiscal year in the amount of R$ 27,991,323.60 (twenty-seven million, nine hundred and ninety-one thousand, three hundred and twenty-three reais and sixty cents) and own or third party funds in the amount of R$ 59,929,409.40 (fifty-nine million, nine hundred and twenty-nine thousand, four hundred and nine reais and forty cents). Said capital Budget should be used in investments during the fiscal year 2002, especially in the Network, Information Technology, Loan for Use of Cellular phones and improvements in Administrative and Operating Processes; **VI.3**. The Shareholders' Meeting approves the capitalization of the credit held by Bitel Participações S.A., resulting from capitalization of tax benefits determined in the carriers Telepisa Celular S.A., Teleceará Celular S.A., Telern Celular S.A., Telpe Celular S.A. and Telasa Celular S.A., which in turn result from the amortization of goodwill incorporated due to the spin-off of the Company, as determined in Article 7, Paragraph 1 of CVM Instruction No. 319/99, and as provided in the Protocol of Partial Spin-Off of the Company, according to the following conditions: (i) total capital increase will amount to R$ 23,550,639.15 (Twenty-three million, five hundred and fifty thousand, six hundred and thirty-nine reais and fifteen cents); (ii) types of shares: common and preferred shares; (iii) issuing price: common shares: R$ 3.11 (three reais and eleven cents), per lot of 1,000 shares; preferred shares: R$2.86 (two reais and eighty-six cents), per lot of 1,000 shares; (iv) preemptive rights: thirty days from the day of publication of the Notice to shareholders, in the proportion of the number of shares held on the date of this Shareholders' Meeting; (v) dividends: the shares issued will have the right to total dividends in relation to the fiscal year 2002; **VI.4** Unanimously the shareholders present at the Shareholders' Meeting approved the newspapers Gazeta Mercantil – national edition, Jornal do Commercio (Pernambuco) and the Official Gazette of the Union of Pernambuco, to publish corporate matters and documents, as provided in Law No. 6404/76. Without detriment to this approval, the Company may, according to Article 280, Paragraph 7 of Law No. 10.303/01, make the publications available on the web.

VII – CLOSING: Having nothing further to be discussed, the session was closed and these minutes were drawn up which, after having been read and approved, were signed by the Chairman and the Secretary and by the representative of the majority shareholder.

Recife, April 04, 2002.

Chairman of the Shareholders' Meeting
Sergio Bartoletti

Secretary
Fabíola Maria da Cruz de Almeida

p.p. BITEL PARTICIPAÇÕES S.A.
Lara Cristina Ribeiro Piau

ERRATA

In our minutes of the Special Shareholders' Meeting (AGE) held on April 04, 2002, more specifically, in items V and VI, where you read: R$ 78,839,002.94 (seventy-eight million, eight hundred and thirty-nine thousand and two reais and ninety-four cents), the correct value should be: R$ 78.838.002,94 (seventy-eight million, eight hundred and thirty-eight thousand and two reais and ninety-four cents), already amended in the Special Shareholders' Meeting (AGE) held on June 14, 2002.

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Minutes of the Board of Directors Meeting

On the second day of the month of May, 2002, at 11:00 a.m., members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S.A., met at the head offices of TIM BRASIL, in the city of Rio de Janeiro, at Avenida República do Chile, 500, 25th floor. Present were the members of the Board of Directors **Gianni Grisendi** and **Luiz Henrique Fraga.** Absence of member Elis Bontempelli was justified. Additionally, the President of the Company, Mr. Sergio Bartoletti was also present. Decisions: **1- Financial Statements for the First Quarter of 2002:** The members present at the meeting analyzed the financial statements relative to the First Quarter of 2002, and verified the Audit Report prepared by Ernst & Young Independent Auditors, and after clarifications by the Director and President of the Company, the members of the Board of Director approved the results for the period. Having nothing further to be discussed, the meeting was closed and these minutes were drawn up which, after having been read and approved, was signed by the members of the Board of Directors.

Rio de Janeiro, May 02, 2002

Gianni Grisendi **Member of the Board of Directors**	**Luiz Henrique Fraga** **Member of the Board of Directors**

**MINUTES OF THE SPECIAL SHAREHOLDERS' MEETING
OF TELE NORDESTE CELULAR S/A
HELD ON JUNE 14, 2002**

(Written in a summary form, according to provisions of Law 6404/76, Article 230, Paragraph 1, and the Bylaws of the Company, Article 16, Paragraph 1)

Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Authorized Capital	9,000,000,000 shares
Subscribed Capital	R$ 288,442,548.62
Paid In Capital	R$ 288,442,548.62

<u>I – DATE, HOUR AND PLACE:</u> I.1. The Special Shareholders' Meeting was held on June 14, 2002, at 11:00 a.m., at the Company's head offices, at Av. Conde da Boa Vista, 800 – 2nd floor – Bairro: Boa Vista, Recife – State of Pernambuco
<u>II – NOTICE OF SHAREHOLDERS' MEETING:</u> Notices published in the Gazeta Mercantil newspaper, May 31, June 03 and 04 editions (pages C-6, B-3 and B-1, respectively), Jornal do Commercio newspaper, May 30 and 31 and June 01 editions (pages 08,12 and 11, respectively), and in the Official Gazette of the Union of Pernambuco newspaper, May 30 and 31 and June 01 editions (pages 13, 19 and 26, respectively), all relative to the year 2002, copies of which are on the table.
<u>III – QUORUM FOR THE MEETING:</u> Present at the Shareholders' Meeting were shareholders representing more than two thirds (2/3) of the Company capital with voting rights, according to the records and signatures in the Book of Shareholder Attendance.
<u>IV – CHAIRMAN AND SECRETARY:</u> Mr. Sergio Bartoletti was elected Chairman of the Special Shareholders' Meeting and **Ms. Lara Cristina Ribeiro Piau**, was elected Secretary, both of whom are shareholders of the Company.
<u>V – AGENDA:</u> V.1. Approval of the capital increase resulting from the capitalization of tax benefits from the goodwill amortization in 2001, approved by the Special Shareholders' Meeting of April 04, 2002; and **V.2.** Amendment to the Bylaws as a result of the above-mentioned capital and capital increase, with no issuing of shares in the amount of R$78,838,002.94, approved during the Special Shareholders' Meeting of April 04, 2002; and **V.3.** Election of a Board of Directors member, to replace one who resigned on May 17, 2002.
<u>VI – RESOLUTIONS/DECISIONS:</u> VI.1. According to the Special Shareholders' Meeting approval of April 04, 2002, and since the preemptive rights term for subscribing the new shares has elapsed, this Shareholders' Meeting, according to the unanimous votes of the shareholders present, ratifies, states and declares that the capital increase process resulting from the tax benefit from the goodwill paid in the privatization, in the amount of R$ 23,550,639.15 (Twenty-three million, five hundred and fifty thousand, six hundred and thirty-nine reais and fifteen cents) is hereby concluded. Therefore, the Company's Capital is now R$ 209.604.545,68 (Two hundred and nine million, six hundred and four thousand, five hundred and forty-five reais and sixty-eight cents). Consequently, and given the fact that the subscription process for new shares is closed, the Company's Capital is now divided as follows: i) 130,753,135,918 common shares and 214,986,483,871 preferred shares. The shares issued will have the right to total dividends in relation to the fiscal year 2002; **VI.2.** As a result of the capital increase approved in item VI.1 above, as well as the capital

increase with no shares issued, in the amount of R$ 78,838,002.94 (Seventy-eight million, eight hundred and thirty-eight thousand and two reais and ninety-four cents), approved in the Special Shareholders' Meeting of April 04, 2002, the total Capital of the Company is now R$ 288,442,548.62 *(Two hundred and eighty-eight million, four hundred and forty-two thousand and five hundred and forty-eight reais and sixty-two cents).* Therefore, and considering the new subscribed shares, the Special Shareholders' Meeting unanimously approves the amendment to Article 5 of the Company's Bylaws, which, consolidated, will have the following wording: *"Article 5. – The social capital, or subscribed capital, totally paid in amounts to R$ 288,442,548.62 (Two hundred and eighty-eight million, four hundred and forty-two thousand, five hundred and forty-eight reais and sixty-two cents), represented by 345,739,619,789 (Three hundred and forty-five billion, seven hundred and thirty-nine million, six hundred and nineteen thousand and seven hundred and eighty-nine) shares, of which 130,753,135,918 (one hundred and thirty billion, seven hundred and fifty-three million, one hundred and thirty-five thousand, nine hundred and eighteen) are common shares and 214,986,483,871 (two hundred and fourteen billion, nine hundred and eighty-six million, four hundred and eighty-three thousand, eight hundred and seventy-one) are preferred shares, all nominative and with no par value."* The consolidated Bylaws are attached to these Minutes and will be initialed by the Chairman and Secretary of the Meeting. **VII.3.** Due to the resignation submitted by the member of the Board of Directors, Mr. Gianni Grisendi, on May 17, 2002, those present unanimously elect Mr. Marco De Lissicich Drazich to replace him and complete his term of office. Mr. Drazich is an Italian citizen, judicially separated, Counselor at Law, bearer of passport No. 590063 N, residing in the City of Santiago, Chile, with business offices at Avenida República do Chile, 500, 25th floor, Rio de Janeiro, RJ. The résumé of the member of the board now elected was submitted to the Shareholders' Meeting, according to provisions of Article 3, Paragraph 2 of CVM Instruction No. 357. Likewise, the secretary of the Shareholders' meeting received a copy of the statement that Article 2 of CVM Instruction No. 367 refers to. The member now elected will take office conditioned to his appointing a representative residing in the Country, with powers to receive notifications, services of process and summons filed against him, based on the Brazilian corporate law, by power of attorney, according to Article 146 of Law No. 6404/76, amended by Law No. 10.303/01.

VII – CLOSING: Having nothing further to be discussed, the session was closed and these minutes were drawn up which, after having been read and approved, were signed by the Chairman and Secretary and by the representative of the majority shareholder.

Recife, June 14, 2002.

Chairman of the Shareholders' Meeting

Secretary

p.p. BITEL PARTICIPAÇÕES S.A.

CHARTER OF
TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

CHAPTER I
CHARACTERISTICS OF THE COMPANY

Art. 1 – TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. is publicly held corporation, and is governed by this Charter and applicable legal provisions.

Art. 2 – The purposes of the Company are:

I. to exercise control over the companies providing Cellular Mobile Service in Concession Area 10;

II. to promote, through subsidiaries or affiliates, the expansion and establishment of mobile telephone services in its concession area;

III. to promote, carry out or direct the acquisition of funds from internal or external sources to be used by the Company or by its subsidiaries;

IV. to promote and foster study and research activities aimed at the development of the mobile telephone sector;

V. to provide, through subsidiaries or affiliates, specialized technical services in the mobile telephone sector;

VI. to promote, foster, and coordinate, through its subsidiaries or affiliates, the education and training of the personnel required in the mobile telephone sector;

VII. to carry out and promote the importation of goods and services for its subsidiaries or affiliates;

VIII. to carry out other activities that are similar or related to its corporate purposes; and

IX. to invest in shares of other companies.

Art. 3 – The principal office of the Company is situated in the City of Recife, State of Pernambuco, and the Company may, by decision of the Board of Directors, open or close subsidiaries, agencies, branches, offices, departments and representative offices anywhere in Brazil or abroad.

Art. 4 – The duration of the Company is indefinite.

CHAPTER II
CORPORATE CAPITAL

Art. 5 – The corporate capital, fully subscribed and paid in, is R$288,442,548.62 (two hundred eight-eight million, forty-four thousand, five hundred forty eight *reais* and sixty-two *centavos*), represented by 345,739,619,789 (three hundred forty-five billion, seven hundred thirty-nine million, six hundred nineteen thousand, seven hundred and eighty-nine) shares, consisting of 130,753,135,918 (one hundred thirty billion, seven hundred fifty-three million, one hundred thirty-five thousand, nine hundred and eighteen) registered common shares and 214,986,483,871 (two hundred fourteen billion, nine hundred eight six million, four hundred eight three thousand and eight hundred seventy one) registered preferred shares, all without par value.

Art. 6 – The Company is authorized to increase its capital, by decision of the Meeting of Shareholders, up to 700,000,000,000 (seven hundred billion) shares of common or preferred stock.

Sole Paragraph – Within the limit on the authorized capital provided for herein, the Meeting of Shareholders may grant stock purchase options to its managers and employees and to individuals who perform services on behalf of the Company or its subsidiaries.

Art. 7 – The corporate capital is represented by common and preferred shares, without par value, and the Company is not required to maintain the proportions of common and preferred shares when the corporate capital is increased, subject to applicable law and this Charter.

Art. 8 – The shareholders may decide to eliminate preemptive rights to subscribe to shares, convertible debentures and subscription rights that are to be:

I. placed by public issue or sale on a stock exchange;

II. exchanged for shares in a public offer for acquisition of control, as provided in Arts. 257 and 263 of the Corporation Law; or

III. issued to take advantage of tax incentives, as provided by special law.

Art. 9 – Each common share is entitled to one vote at meetings of shareholders.

Art. 10 – Preferred shares are not entitled to voting rights except as provided in the sole paragraph of Art. 13 of this Charter but are entitled to priority in the repayment of corporate capital, without premium, and in the payment of minimum non-cumulative dividends of 6% (six percent) per year, on the amount computed by dividing the corporate capital by the total number of shares of the Company.

Sole Paragraph – Preferred shares will become entitled to vote if the Company fails to pay the minimum dividends as provided herein for a period of 3 (three) consecutive years.

Art. 11 – Shares of the Company shall be in book entry form, shall be held on deposit, with a financial institution in the names of the owners and shall not be certificated.

CHAPTER III
MEETINGS OF SHAREHOLDERS

Art. 12 – The Meeting of Shareholders is the highest body of the Company, with the power to make decisions regarding all matters related to the corporate purposes and to take the steps that it deems advisable for the protection and development of the Company.

EXCLUSIVE POWERS

Art. 13 – Only the Meeting of Shareholders shall have the power:

I. to amend this Charter;

II. to authorize the issuance of debentures or convertible debentures, or sell them from treasury, or to authorize the sale of convertible debentures of subsidiaries owned by the Company; the Meeting of Shareholders may delegate to the Board of Directors the power to decide on maturity and repayment and redemption terms, the interest terms and timing of interest payments, equity participations, and redemption premiums, if any, and the method of subscription or placement, as well as the type of debentures;

III. to consider appraisals of assets being contributed by shareholders to the Company's capital;

IV. to decide on changes of corporate form, mergers, consolidations and split-ups of the Company and its dissolution and liquidation, and to appoint liquidators, remove them from office and approve their accounts;

V. to authorize the issuance of guaranties by the Company of obligations of third parties other than its subsidiaries;

VI. to suspend the rights of shareholders who do not comply with obligations imposed by law or this Charter;

VII. to elect members of the Board of Directors and members of the Statutory Audit Committee and remove them from office at any time;

VIII. to decide on the aggregate or individual compensation of the members of the Board of Directors, the Executive Officers, and the members of the Statutory Audit Committee;

IX. to receive the annual accounts from management and decide on the financial statements that they submit;

X. to decide on the institution by the Company of proceedings against members of management for damages caused to its assets, as provided in Art. 159 of the Corporation Law;

XI. to authorize the disposition, in whole or in part, of shares of a subsidiary;

XII. to decide on increases in capital through the issuance of new shares;

XIII. to authorize waivers of rights to subscribe to shares or convertible debentures of its subsidiaries;

XIV. to decide on the issuance of any other instruments or securities, in Brazil or abroad;

XV. to authorize the exchange of shares or other securities;

XVI. to decide on the issuance of shares and subscription rights within the limits of the authorized capital, as provided by law and in this Charter; and

XVII. to approve before execution any long-term contracts between the Company or its subsidiaries, on the one hand, and the controlling shareholder or subsidiaries, affiliates, entities under common control or controlling shareholders of the latter, or companies that are otherwise related parties with respect to Company, on the other hand, except when the contracts consist of standard forms.

Sole Paragraph – Without prejudice to the provisions of § 1 of Art. 115 of Law No. 6,404/76, preferred shareholders shall have the right to vote on decisions taken at Meetings of Shareholders of the kind referred to in item XVII of this article, as well as those relating to the amendment or revocation of the following provisions of this Charter:

I. item XVII of Art. 13;

II. the sole paragraph of Art. 14; and

III. Art. 42.

Art. 14 –Meetings of Shareholders shall be called by the Board of Directors, and minutes of meetings shall be approved by the Chairman or as provided in the Sole Paragraph of Art. 123 of Law No. 6,404/76.

Sole Paragraph – In the cases provided for in Art. 136 of Law No. 6,404/76, the first notice of the Meeting of Shareholders shall be given at least 30 (thirty) days in advance and the second notice shall be given at least 10 (ten) days in advance.

Art. 15 – The Meeting of Shareholders shall be opened by the President of the Company and shall proceed to the election of the officers of the meeting, consisting of a chairman and a secretary selected from among the shareholders present at the meeting.

Sole Paragraph – For the purpose of verifying the shareholder's states, Article 126 of Law no. 60404/76 will be observed. Holders of book-entry shares or custodial shares have to file at the Company's principal office, in addition to an identification document and powers of attorney, if necessary, the evidence/statement from the depositary financial institution, upto 2 (two) business days before the meeting convenes.

Art. 16 – Minutes of Meetings of Shareholders shall be prepared and shall be signed by the officers and by shareholders present at the meeting who represent at least the minimum required for the decisions made.

§ 1 – The minutes shall be prepared in summary factual form and shall reflect dissenting opinions and protests.

§ 2 – Unless the meeting decides to the contrary, the minutes shall be published without the signatures of the shareholders.

Art. 17 – An Annual Meeting of Shareholders shall be held within four months of the end of each fiscal year for the purpose of:

I. receiving the accounts of management and reviewing, discussing and voting on the financial statements;

II. deciding on the allocation of the net profits for the fiscal year and the distribution of dividends; and

III. electing the members of the Statutory Audit Committee and, when applicable, the members of the Board of Directors.

Art. 18 – A Special Meeting of Shareholders shall be held whenever the interests of the Company so require.

CHAPTER IV
MANAGEMENT OF THE COMPANY

SECTION I
GENERAL PROVISIONS

Art. 19 – The Company shall be managed by the Board of Directors and by the Executive Officers.

§ 1 – The Board of Directors, acting as a collegiate body, shall be responsible for managing the policies of the Company.

§ 2 – The Board of Executive Officers is the executive body for corporate management, with each Executive Officer acting in accordance with his or her powers.

§ 3 – The authority and powers conferred by law upon each of the management bodies may not be granted to any other body.

Art. 20 – The Directors and the Executive Officers shall assume office by means of deed registered on books of minutes of the Meetings of the Board of Directors or the Board of Executive Officers, as the case may be.

Art. 21 – The term of office of the Directors and the Executive Officers shall be 3 (three) years, reelections being permitted.

Sole Paragraph – The mandate of the Directors and Executive Officers shall be extended until their successors take office.

SECTION II
BOARD OF DIRECTORS

Art. 22 – In addition to the authorities set forth by law, the Board of Directors shall:

I. approve the annual budget of the Company, as well as of its Subsidiaries, in addition to the plan of business goals and strategies for the period that the budget is in force;

II. decide on any increase to the Company capital until the limit of the authorized capital, as well as to deliberate on the issuance of shares or subscription rights, including the exclusion of the preemptive right of shareholders, fixing the conditions of issuance and the placement of the shares or subscription bonuses;

III. authorize public offerings of commercial paper;

IV. decide upon the conditions of the issuance of debentures, whenever delegated by the General Shareholders Meeting, in accordance with the provision of Paragraph 1 of Article 59 of Law 6,404/76;

V. authorize the sale of debentures, including those convertible into shares, of the Company's issued shares held in treasury;

VI. authorize purchases of shares of the Company for cancellation or retention in treasury and subsequent disposal;

VII. approve equity investments or disposal thereof;

VIII. authorize the exchange of shares or other securities convertible into shares issued by Subsidiaries;

IX. authorize disposals of permanent assets of the Company;

X. to approve before execution any short-term contract, with an effectiveness of less than 12 (twelve) months, between the Company or its subsidiaries, on the one hand, and the controlling shareholder or subsidiaries, affiliates, entities under common control or controlling shareholders of the latter, or companies that are otherwise related parties with respect to Company, on the other hand;

XI. authorize the acquisition of fixed assets whose individual value exceeds 2% (two per cent) of the Company's net worth;

XII. authorize the waiver of preemptive rights to shares, debentures convertible into shares or the issuance subscription rights of the Subsidiaries;

XIII. within the limit of the authorized capital, approve the granting of call options to its Directors and Executive Officers, employees and the persons who provide services to the Company or its Subsidiaries;

XIV. authorize the granting of sureties, bonds and other similar guaranties by the Company in favor of third parties or of a subsidiary;

XV. to authorize reasonable contributions for the benefit of employees or the community, bearing in mind the Company's social responsibilities, provided that the granting of bonds to employees in the event of transfer and/or relocations to other cities and/or states does not depend on previous approval by the Board of Directors;

XVI. approve the undertaking of loans, financing, leasing and issuance of promissory notes whose individual values exceeds 2% (two per cent) of the Company's net worth, as well as of its Subsidiaries;

XVII. authorize investments in new businesses or the creation of Subsidiaries;

XVIII. deliberate on the approval of the Company's "Depositary Receipts" issuance program;

XIX. submit for the approval of the General Shareholders' Meeting the undertaking of any business or transaction which includes any of the aforementioned in subsection XVII of Article 13 of this Charter;

XX. authorize the Company, as well as its subsidiaries and affiliates, to execute, alter or rescind Shareholders' Agreements;

XXI. approve the complementary pension plan for the employees of the Company and the collective agreements;

XXII. approve the Internal Regulations of the Board of Directors;

XXIII. approve the proposal of the Board of Directors and Executive Officers in relation to the Company Regulations with respect to the organizational structure, including the authorities and specific powers of the Directors and Executive Officers;

XXIV. allocate the amount of the aggregate remuneration established by the General Shareholders' Meeting among the Directors and Executive Officers of the Company, determining their individual remuneration;

XXV. establish guidelines for the exercise of the right to vote by the representatives of the Company in the General Shareholders' Meeting its Subsidiaries;

XXVI. elect and dismiss, at any time, the Executive Officers of the Company, including the President, assigning them specific powers, in observation of the provisions of this Charter, as well as to approve the creation of new offices in the Board, as the case may be, the attribution of new powers to the Executive Officers and any alterations in the composition and powers of the members of the Board;

XXVII. appoint representatives of the Company in the management of the companies in which the Company holds equity interests;

XXVIII. perform other duties which may be delegated to it by the General Shareholder's Meeting; and

XXIX. approve the hiring of outside consultants of the Company.

Art. 23 – The Board of Directors shall be composed of 3 (three) regular members, among which is the President.

Art. 24 – The members of the Board of Directors shall be elected by the General Shareholders Meeting, which elects from among them the Chairman of the Board of Directors.

Sole Paragraph – In the event of a vacancy in the effective Director's position, the remaining Directors shall nominate amongst themselves a substitute who shall serve until the first General Shareholders' Meeting.

Art. 25 – The Board of Directors shall hold a regular meeting once every four months and shall hold special meetings when they are called by the Chairman or by 2 (two) members of the Board of Directors, and minutes of meetings shall be prepared.

Sole Paragraph – The notices for the meetings shall be made via letter, telegram or fax, distributed at least 10 (ten) days in advance of the meeting, except in the event of an emergency, at the sole discretion of the Chairman of the Board of Directors, having the agenda contained within the notice.

Art. 26 – The Board of Directors shall act by majority vote, with a majority of the members present; and the Chairman shall be responsible for approving the minutes of meetings, as necessary.

SECTION III
BOARD OF EXECUTIVE OFFICERS

Art. 27 – The Board of Executive Officers shall consist of 1 (one) Executive President and 4 (four) Executive Officers, as set forth below:

a) Finance Executive Officer

b) Technology Executive Officer

c) Commercial Executive Officer

d) Administrative Executive Officer

Art. 28 – In the event of a temporary absence or impediment of the President or of any of the Executive Officers, the substitute shall be designated by the President, or if not possible, by decision of the majority of the Board.

Paragraph 1 – In the event of a vacancy in the Executive Officer's position, the Board of Directors shall elect a substitute to complete the term of office of the officer replaced.

Art. 29 – In observation of the dispositions of this Charter, the following are necessary to bind the Company: (i) signature of 2 (two) Executive Officers, the President necessarily being one of them; (ii) signature of 1 (one) Executive Officer together with an Attorney-in-Fact; or (iii) signature of 2 (two) Attorneys-in-Fact, vested by specific powers.

Sole Paragraph – The powers-of-attorney granted by the Company, which shall be signed by 2 (two) Executive Officers acting jointly, the President necessarily being one of them, should specify the powers conferred, and with the exception of those for judicial purposes, shall have a maximum validity of 1 (one) year.

Art. 30 – The following are the general powers of each of the members of the Board:

I. PRESIDENT – The execution of activities related to the social objective of the Company, observing the politics and the regulatory and statutory directives, as specified in the Internal Regulations of the Company.

II. FINANCE EXECUTIVE OFFICER – The execution of financial-economic activities, accounting, control of securities titles and market relations, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

III. TECHNOLOGY EXECUTIVE OFFICER – The execution and planning of network expansion and modernization projects, prospective new technology and the development and implementation of information technology, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

IV. BUSINESS EXECUTIVE OFFICER – The execution of market activities, sales, client relations and prospective new business, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

V. ADMINISTRATIVE EXECUTIVE OFFICER – The execution of activities with relation to the administration of human resources, the acquisition of goods and services, administrative support and organizational development, observing the policy, regulatory and statutory guidelines, as specified in the Internal Regulations of the Company.

Art. 31 – Besides cases of death, resignation and removal from office and other cases provided for by law, a position shall be deemed vacant when a member of management fails to take office within 30 (thirty) days after his election or fails to perform his duties for more than 30 (thirty) consecutive days or a total of 90 (ninety) days during the term of office without just cause in the opinion of the Board of Directors.

Paragraph 1 – Board vacancies shall be filled as provided in Art. 24 of this Charter until the next Meeting of Shareholders, at which time a new member shall be elected to complete the current term.

Paragraph 2 – In the event of a vacancy of 2/3 (two thirds) of the members of the Board of Directors, the remaining members shall immediately call a General Shareholders' Meeting.

Paragraph 3 – In the event of a vacancy in an Executive Officer position, the Board shall elect a substitute to complete the member's term.

Paragraph 4 – Resignation from a management position shall be accomplished by written notice to the body to which the resigning party belongs and shall be effective *vis-à-vis* the Company at that time, and *vis-à-vis* third parties after the notice of resignation is filed with the commercial registry and published.

CHAPTER V
STATUTORY AUDIT COMMITTEE

Art. 32 – The Statutory Audit Committee is the body that audits the management of the Company, and it shall function on a permanent basis.

Art. 33 – The Statutory Audit Committee shall be composed of 3 (three) to 5 (five) regular members and an equal number of alternates.

§ 1 – The term of office of the members of the Statutory Audit Committee ends at the first Ordinary General Shareholders' Meeting subsequent after their election, reelections permitted and members shall hold office until their successors take office.

§ 2 – At the first meeting of the members of the Statutory Audit Committee, they shall elect a Chairman, who shall be responsible for implementing the decisions of the committee.

§ 3 – The Statutory Audit Committee may ask the Company to appoint qualified personnel to act as secretary and to provide technical support.

Art. 34 – The Statutory Audit Committee shall hold a regular meeting once every three months and shall hold special meetings as necessary.

§ 1 – Meetings shall be called by the President of the Company or by any 2 (two) members of the Committee.

§ 2 – The Committee shall act by majority vote, with a majority of the members present.

Art. 35 – Each member of the Statutory Audit Committee shall be replaced, in the event of absence or impediments, by the respective alternate member.

Art. 36 – Besides cases of death, resignation and removal from office and other cases provided for by law, a position shall be deemed vacant when a member of the Statutory Audit Committee fails, without just cause, to attend 2 (two) consecutive meetings or a total of 3 (three) meetings during a year.

§ 1 – Vacancies shall be filled as provided in Art. 35 of this Charter.

§ 2 – If more than half of the positions become vacant and there are no alternates to call, a Meeting of Shareholders shall be called to elect replacements.

Art. 37 – The compensation of the members of the Statutory Audit Committee shall be determined by the Meeting of Shareholders that elects them, and it shall not be less, for each active member, than one tenth, on average, of the compensation of each Executive Officer, not including profit sharing.

§ 1 – Active alternate members shall be entitled to compensation during the periods in which they act as replacements, counting from month to month.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

Art. 38 – The fiscal year shall have a duration of 12 (twelve) months, beginning on the 1st (first) of January of each year and ending on the last day of December.

Art. 39 – Along with the financial statements, the management bodies of the Company shall submit to the Meeting of Shareholders proposals regarding the employees' share in the profits, and regarding the distribution of the net profits for the year.

§ 1 – The net profits shall be allocated as follows:

a) 5% (five percent) to the legal reserve, up to 20% (twenty percent) of the paid-in capital; and

b) 25% (twenty five percent) of the net profits adjusted in accordance with items II and III of Art. 202 of Law No. 6,404/76 shall be distributed as minimum mandatory dividends to all shareholders, in accordance with the provisions of the following article, and this amount shall be increased until it equals the amount to be paid as preferred dividends on the preferred shares.

§ 2 – The balance of the net profits not allocated to the payment of the minimum mandatory dividend or the preferred dividends on preferred shares shall be allocated to an additional reserve for expansion of the Company's businesses, which may not exceed 80% (eighty percent) of the corporate capital. Once this limit is reached, the Meeting of Shareholders shall allocate the balance, proceeding with distributions to the shareholders or an increase in the corporate capital.

Art. 40 – The minimum mandatory dividend amount shall be allocated first to payment of the preferred dividends on preferred shares, up to the preferred limit, and thereafter by payments to the holders of common shares up to the same limit as the preferred shares. The balance, if any, shall be paid pro rata to all the shares on equal terms.

§ 1 – The management bodies are authorized to pay or credit interest on capital as provided in § 7 of Article 9 of Law 9,249/95 of 12/26/95 and applicable law and regulations, up to the limit of the minimum mandatory dividends provided for in Article 202 of Law 6,406/76, which shall be credited against said dividends, even when included in the minimum dividend for preferred shares.

§ 2 – Dividends not claimed within 3 (three) years shall revert to the Company.

CHAPTER VII
LIQUIDATION OF THE COMPANY

Art. 41 – The Company shall be liquidated in the cases provided for by law, or by decision of the Meeting of Shareholders, which shall determine the manner of liquidation, shall select the liquidator, and shall install a Statutory Audit Committee for the period of the liquidation, elect its members and determine their compensation.

CHAPTER VIII
GENERAL AND TRANSITORY PROVISIONS

Art. 42 – Approval by the Company, through its representatives, of mergers, split-ups, consolidations, or dissolutions of its subsidiaries shall be preceded by an economic-financial analysis performed by an independent company of recognized international standing, to confirm that all of the companies involved are being treated equitably; the shareholders of the companies involved shall have full access to the report on the analysis.

TELE NORDESTE CELULAR PARTICIPAÇÕES S/A

Corporate Taxpayer I.D. (CNPJ/MF) No. 02.558.156/0001-18
Corporate Registration (NIRE) No. 26.3.0001109-3

Minutes of the Board of Directors' Meeting

On the twenty-sixth (26th) day of July 2002, at 10:00 a.m., members of the Board of Directors of TELE NORDESTE CELULAR PARTICIPAÇÕES S/A met at the head offices of TIM Italia, at v. Aurelia, 737, 6th floor, Rome, Italy. Present were Members **Elis Bontempelli** and **Marco De Lissicich Drazich.** The absence of Member **Luiz Henrique Fraga** was justified. The President of the Company, Mr. Sergio Bartoletti, was also present. Decisions: **1- Financial Statements for the Second Quarter of 2002** After the results submitted to the Board of Directors were analyzed and following the clarifications provided by the Director and President, the Board of Directors acknowledges and approves the Financial Statements for the Second Quarter of 2002. **2- Policy for publication of Relevant Facts, as established in CVM Instruction No. 358:** In conformity with the provisions of CVM Instruction No. 358, as well as the adjustments determined by CVM Instruction No. 369, of June 11, 2002, the Board of Directors' members present at the meeting approved the publication policy for relevant facts, initialing the document. Immediately after, members of the Board of Directors *signed the respective Terms of Adhesion, according to Annex I of the above-mentioned* Policy for publication of Relevant Facts. **3 – Election of Executive Board members:** According to Article 36, item VI of the Company's Bylaws, the following individuals are elected or reelected: as Director and President of the Company, Mr. **Sergio Bartoletti,** an Italian citizen, economist, married, bearer of I.D. RNE V 281240 T, Individual Taxpayer I.D. (CPF) No. 008.551.089-08, residing and domiciled in the City of Recife, with business offices at Avenida Conde da Boa Vista, 800, 2nd floor, Recife, State of Pernambuco; as Administration Director, Mrs. **Maria Lúcia Motta de Aquino,** a Brazilian citizen, married, economist, bearer of Identity Card No. RG 115.385, SSP/PB, Individual Taxpayer I.D. (CPF) No. 086.415.524-72, residing and domiciled in the City of Recife, with business offices at Avenida Conde da Boa Vista, 800, 2nd floor, Recife, State of Pernambuco; as Financial Director, Mr. **Walmir Urbano Kesseli,** a Brazilian citizen, married, economist, bearer of Identity Card (RG) No. 1.440.573 SSP/PR, Individual Taxpayer I.D. (CPF) No. 277.430.719-87, residing and domiciled in the City of Recife, with business offices at Avenida Conde da Boa Vista, 800, 2nd floor, Recife, State of Pernambuco. In conformity with the provisions of Article 5 of CVM Instruction No. 202, and according to Article 30, item II of the Company's Bylaws, the now elected Financial Director will also perform the duties of Director of Investor Relations – Market Relations; The now reelected Director and President, Mr. **Sergio Bartoletti,** identified above, will perform the duties of the positions of Technology Director and Commercial Director of the Company, on an interim and cumulative basis. All acts that have been practiced up to this date were considered valid and were ratified. All Directors are elected for a term of office of three (03) fiscal years. Having nothing further to be discussed, the meeting was closed and these minutes were drawn up which, after having been read and approved, were signed by the members of the Board of Directors present at the meeting.

Rome, July 26, 2002.

Elis Bontempelli
Chairman of the Board of Directors

Marco de Lissicich Drazich
Member of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Date: August 28, 2002

By ____________________________

Name: Walmir Urbano Kesseli
Title: Chief Financial Officer